NEWS RELEASE

EMX Royalty Announces First Quarter 2021 Results

Vancouver, British Columbia, May 18, 2021 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to report results for the quarter ended March 31, 2021 ("Q1-2021"). The Company's filings for the quarter are available on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on EMX's website at www.EMXroyalty.com. Financial results were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

HIGHLIGHTS FOR Q1-2021

Financial Update

All dollar amounts in this news release are Canadian dollars (CDN) unless otherwise noted.

  EMX ended the three-month period at March 31, 2021  with a balance sheet including cash and cash equivalents of $49,200,000, investments, strategic investments, receivables, and loans receivable valued at $24,197,000, and no debt.
  EMX had revenue of $1,298,000 which includes royalty income, other property income including income from the sale or option of property interests and management fees, and interest and dividends earned on cash and investment balances. Included in revenues was royalty income of $392,000 and $398,000 for the fair value of equity positions received on the sale and option of property interests. Revenues for Q1-2021 increased compared to Q1-2020 with an increase in option and other property income, and dividend income offset by a decrease in interest income.
  Royalty generation costs totaled $4,027,000 of which the Company recovered $2,740,000 from partners.
  General and administrative expenses totaled $1,851,000 which includes $985,000 in salaries and consultants, $274,000 in administrative costs, $213,000 in professional fees, $187,000 in transfer agent and filing fees, $20,000 in travel, and $172,000 in investor relations costs. General and administrative costs can fluctuate from period to period depending on activity and timing of comparable costs.
  For the quarter, the Company had a net loss from operations of $2,648,000 including $255,000 in depletion and depreciation costs, and $542,000 in share-based compensation. Other items affecting net loss and financial results in Q1-2021 include a realized gain of $441,000 on the sale of marketable securities, the Company's share of income in an associated entity of $221,000, a fair value loss on investments of $1,321,000, and a foreign exchange adjustment of $1,117,000. The foreign exchange adjustment was a direct result of holding USD cash and net assets denominated in USD.

Operational Update

EMX's royalty and mineral property portfolio totals over 200 projects on five continents. The following discussion summarizes the work conducted in Q1-2021, as well as subsequent events, by the Company and its partners.

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  In North America, EMX received provisional payments of approximately US$210,000 from the sale of 120 gold ounces produced at the Leeville royalty property in Nevada's Northern Carlin Trend. At the Gold Bar South royalty property in Nevada, operator McEwen Mining disclosed first time open pit constrained reserves as part its Gold Bar Mine feasibility study. On the royalty generation front, EMX optioned one gold project in Idaho, and six copper projects in Arizona, New Mexico, and Utah. As partnered properties were advanced, the Company's royalty generation programs added new gold and copper projects to the portfolio by staking open ground.

EMX's royalty and mineral asset portfolio in key mining districts of Ontario and Quebec, including the Red Lake camp, generated $168,000 in cash and fair value equity payments.

  EMX filed a Technical Report titled "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" authored by Mineral Resource Management LLC on SEDAR in Q1-2021. Timok operator Zijin Mining Group Co. Ltd. continued on pace with development of the Upper Zone copper-gold project which is covered by an EMX 0.5% NSR royalty.
  In Fennoscandia, the Company optioned six precious and battery metals projects for share equity, advance royalty payments, and NSR royalty interests to EMX's benefit. The Company also executed a definitive agreement with Gold Line Resources and Agnico Eagle, by which Gold Line can acquire a 100% interest in Agnico's Oijärvi gold project in Finland and the Solvik gold project in Sweden for staged cash payments as well as shares of Gold Line and shares of EMX. Agnico will retain a 2% NSR royalty on the projects, 1% (half) of which may be purchased by EMX for US$1,000,000, with EMX receiving additional share and cash payments from Gold Line as reimbursement for the EMX shares issued to Agnico. As these new deals were consummated, partner companies continued to advance EMX's royalty properties, which included encouraging results from Norden's drill programs at the Gumsberg VMS project in Sweden's Bergslagen mining district.

EMX is a leading explorer and holder of mineral rights in Fennoscandia, and in Q1-2021 further bolstered the portfolio by adding 37,500 hectares of mineral exploration permits covering the zinc-lead-copper-silver-gold occurrences and historical mines of the Mo-i-Rana district in central Norway.

  In Australia, the Company received the grant of an exploration permit in the Mt Steadman region, and subsequently expanded the land positions at the Yarrol and Mt Steadman gold projects through the acquisition of additional permits from a third party which cover multiple historical drill defined zones of mineralization. Both projects are located in the goldfields of central-Queensland and are available for partnership.
  In Turkey, EMX was advised by the operator of the Balya lead-zinc-silver royalty property that ongoing development and resource delineation programs are expected to generate initial production royalties later in 2021.
  During Q1-2021, the Company increased its equity interest to 24.97% in Rawhide Acquisition Holding LLC ("RAH") by making an additional investment of US$1.25 million. RAH is a privately-held Delaware company that owns the Rawhide gold-silver mining operation in Nevada. RAH advised EMX that 5,829 ounces of gold and 51,330 ounces of silver were sold during the quarter at average prices of US$1,830/oz gold and US$26.58/oz silver. This yielded US$12.0 million in total revenue, which after costs and deductions, resulted in a net loss before tax to RAH. A portion of EMX's recent investment is being utilized to conduct a) cost efficient drill programs to delineate additional gold-silver mineralization, b) field work to identify district scale exploration opportunities, and c) drilling, sampling, and metallurgical test programs to characterize historical open pit back fill material as potential sources of mineralized material for processing.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

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Corporate Update

EMX is diligently monitoring developments regarding the novel coronavirus pandemic ("COVID-19"), with a focus on the jurisdictions in which the Company operates. EMX has implemented COVID-19 prevention, monitoring and response plans following the guidelines of international agencies and the governments and regulatory agencies of each country in which it operates.

EMX's priority is to safeguard the health and safety of its personnel and host communities, support government actions to slow the spread of COVID-19 and assess and mitigate the risks to business continuity. Although restrictions remain in place for many jurisdictions where the Company operates (e.g., travel restrictions, etc.), EMX's field programs are up-and-running with in-country based staff.

OUTLOOK

EMX ended Q1-2021 with $49.2 million in cash, $13.2 million in tradable securities, $5.9 million in private company equity, and $4.3 million in strategic investments. The Company is off to a great start this year with four new partners, optioning six nickel-copper-PGE-cobalt projects in Scandinavia, two Arizona copper projects and one Idaho gold project, and one copper project in Utah, to privately held companies. These transactions provide EMX with unique upside opportunities. Besides the immediate benefit to EMX of cash payments and equity stakes in our partners, there is the optionality of exploration discoveries and retained royalty interests, as well as the commercial upside if any one of these partners proceed with an IPO founded upon a core of assets provided by EMX. Success cases of this approach include Ridgeline Minerals (TSX-V: RDG) with the Swift and Selena Carlin-type deposits in Nevada, which are now EMX royalty properties, and Gold Line Resources (TSX-V: GLDL) with a portfolio of gold projects in Sweden covered by EMX royalty interests.

Our recent cooperation with Gold Line on the Oijarvi and Solvik transaction with Agnico further highlights the excellent working relationships EMX strives to foster with its partners. In this case, EMX identified the Agnico opportunities, brought them to Gold Line, and facilitated a deal whereby Gold Line will acquire the two gold properties with EMX receiving additional equity interest in GLDL and cash payments, as well as retaining the option to acquire a royalty interest in the projects. This is a win-win-win outcome for the three parties involved.

Also in Q1-2021, three copper projects (two in Arizona and one in New Mexico) were optioned to our long standing RSA partner South32. South32 has been a solid and supportive partner, and the recent renewal of the copper RSA covering exploration for the years 2021-2022 is a strong vote of confidence. EMX is well positioned for a copper discovery in the southwestern U.S. with backing from an industry major, and programs focused on innovative exploration approaches, field work, and drill testing.

As projects are being partnered, the Company's royalty generation teams continue to organically grow the portfolio by acquiring new precious, base, and battery metals properties in Fennoscandia, the western U.S., and Australia. As a subsequent event, the Company's quick actions to seize an opportunity led to the acquisition of a 37,500 hectare position covering the historical mines, deposits, and prospects of the Mo-i-Rana polymetallic district in central Norway. In Australia, EMX expanded its property positions in the goldfields of Queensland at the Yarrol and Mt Steadman projects to cover historical mining operations and drill defined gold deposits. EMX's new royalty generation properties provide fresh opportunities to an industry eager for quality projects during a rising bull market in commodities.

Yet success in exploration, development, and mining is a long game, and prudently building a royalty portfolio is a process that takes time. But EMX is in a position to ultimately realize the returns from more than 17 years of staying power. The Timok royalty property, which is on schedule to commence initial production mid-2021, and the Balya royalty property, which is advancing to production later this year, are examples of long held royalty assets that are poised to pay off for the Company. Meanwhile Leeville continues to pay a royalty 'dividend' to EMX as Nevada Gold Mines invests in and advances the property's exploration and development potential.

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Tel:  (604) 688-6390  Fax:  (604) 688-1157

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EMX's Q1-2021 progress and achievements are a testament to the hard work and perseverance of our first class team of professionals. We are optimistic of our opportunities in 2021, and enthusiastic to earn our way to success over the course of the year.

QUALIFIED PERSONS

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on the United States, Canada, South America, and Strategic Investments. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Serbia, Fennoscandia, Turkey, and Australia.

About EMX. EMX is a precious, base, and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX. See www.EMXroyalty.com for more information.

For further information contact:

David M. Cole	Scott Close	Isabel Belger
President and Chief Executive Officer	Director of Investor Relations	Investor Relations (Europe)
Phone: (303) 979-6666	Phone: (303) 973-8585	Phone: +49 178 4909039
Dave@EMXroyalty.com	SClose@EMXroyalty.com	IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended March 31, 2021 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com